SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

LETTER TO SHAREHOLDERS

Dear fellow shareholders:

Continued strength in the OSB market combined with improved production at each of our facilities has resulted in record operating earnings. The prevailing market conditions for OSB and the significant improvement in operating earnings and cash flows from operations allowed the company to significantly improve its credit profile and complete a debt refinancing. While the refinancing did have a negative impact on the company’s overall profitability in the quarter, it will have a positive impact on future profitability by significantly reducing the company’s interest burden.

Results of Operations

Ainsworth Lumber Co. Ltd. generated a loss before income taxes and foreign exchange loss on US-dollar denominated debt of $21.5 million compared to income of $1.7 million in the same period of 2003. After accounting for income taxes and the foreign exchange loss on US-dollar denominated debt, the net loss was $19.8 million compared to net income of $26.1 million in the first quarter of 2003.

Driven by record OSB prices, operating earnings were up by $74.8 million compared to the first quarter of 2003. Despite the fact that the company posted record operating earnings overall profitability declined. The decrease in profitability compared to the first quarter of 2003 was primarily attributable to a $106.2 million one-time cost associated with the repurchase of long-term debt. Another factor impacting the decline in profitability compared to 2003 is the foreign exchange loss on US-dollar denominated debt in 2004 compared to the significant gain in 2003 (from a gain of $30.9 million in 2003 to a loss of $5.7 million in 2004).

Operating earnings before amortization, plus interest and other income (EBITDA) for the first quarter of 2004 was $104.4 million compared to $24.8 million in 2003. EBITDA increased by $47.1 million (321.0%) compared to the first quarter of 2003. The significant increase in OSB prices was the primary cause for the considerable increase in EBITDA. OSB pricing rose by 96.2% compared to the first quarter of 2003.

Sales Revenue

Sales in the first quarter of 2004 were $174.7 million, an increase of $16.4 million (10.4%) from the preceding quarter and an increase of $83.5 million (91.6%) compared to the corresponding period in 2003. The increase in sales is explained primarily by the record OSB prices and a noteworthy increase in OSB shipment volume. Compared to the same period of 2003, the company’s average OSB sales price increased by 96.2% while OSB shipments increased by 11.5%. OSB sales during the quarter were $150.6 million compared to $68.8 million in 2003, representing an increase of $81.8 million (118.9%). While OSB revenue increased dramatically, plywood sales increased by $3.1 million, and lumber and veneer sales each decreased by $0.8 million.

Debt Refinancing

On March 3, 2004, the Company successfully completed a refinancing of its Senior Secured Notes. The Company issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance the company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes at a total cost of $106.2 million. The charge to earnings associated with the repurchase of long term debt is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

Cash Flows

Cash provided by operations, after changes in non-cash working capital, was $45.0 million for the first quarter of 2004 compared to cash used by operations, after changes in non-cash working capital of $22.1 million in the first quarter of 2003. The substantial increase in cash generated from operations resulted from the record OSB prices realized in the quarter.

During the quarter the company utilized $176.2 million on financing activities due to the refinancing of its Senior Secured Notes. This refinancing provides the company with much greater flexibility to facilitate further growth and significantly reduces its annual debt service costs.

Capital expenditures in the first quarter of 2004 were $1.8 million compared to $1.9 million in the first quarter of 2003.

Outlook

We are very pleased about the continued strength in the OSB market and we expect that OSB demand and pricing will remain strong in the near term. The record pricing experienced in the OSB market has positioned the company well, enabling it to complete the refinancing in March and pursue the acquisition of its fourth OSB facility located in Barwick, Ontario. We are very excited about the prospects for continued growth and increasing the volume of engineered wood products delivered to our customers.

May 14, 2004

On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.

Brian E. Ainsworth
Chairman and Chief Executive Officer

Forward-looking statements in this interim repot to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2004

This management’s discussion and analyses is presented as at May 14, 2004. Additional information relating to the company, including the company’s annual information form, is available on SEDAR at www.sedar.com.

Overview

Sales for the three months ended March 31, 2004 were $174.7 million compared to $91.2 million in 2003. Sales in the first quarter of 2004 increased by $83.5 million (91.6%) compared to 2003 primarily as a result of a 96.2% increase in the average OSB sales price and an 11.5% increase in OSB shipment volume. OSB sales in the three-month period were $150.6 million compared to $68.8 million for the three months ended March 31, 2003.

Operating earnings before amortization plus interest and other income (EBITDA) was $104.4 million compared to $24.8 million in the first quarter of 2003. The increase in EBITDA was primarily a result of higher OSB prices and shipments.

During the quarter the company generated a loss before income taxes and foreign exchange loss on US-dollar denominated debt of $21.5 million compared to income of $1.7 million in the same period of 2003. After accounting for income taxes and the foreign exchange loss on US-dollar denominated debt, the net loss was $19.8 million compared to net income of $26.1 million in the first quarter of 2003. The decrease in profitability compared to the first quarter of 2003 was attributable to a $106.2 million one-time cost associated with the repurchase of long-term debt. On March 3, 2004, the Company successfully completed a refinancing of its Senior Secured Notes. Utilizing its existing cash balance and the proceeds from a US$210 million Notes offering, the company repurchased US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes at a total cost of $106.2 million. The charge to earnings associated with the loss on repurchase is comprised of a $15.5 million charge due to the write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million. The strong operating results recognized in the quarter partially offset the loss on debt repurchase. During the quarter, the company generated a $74.8 million increase in operating earnings compared to the three months ended March 31, 2003.

Review of Operating Results

(in millions, except per share data)	Q1 – 04	Q4 – 03	Q3 – 03	Q2 – 03	Q1 – 03	Q4 – 02	Q3 – 02	Q2 – 02
Sales	174.7	158.3	140.2	91.4	91.2	83.7	86.7	96.7
Operating earnings	91.0	67.4	59.0	12.7	16.2	3.7	7.9	13.4
Foreign exchange gain (loss) on long-term debt	(5.6)	12.8	(0.7)	33.9	30.9	2.7	(20.0)	21.7
Net Income (loss)	(19.8)	41.0	28.9	27.6	26.1	(10.9)	(19.4)	14.5
Earnings (loss): $ per share	(1.36)	2.82	1.99	1.90	1.80	(0.75)	(1.33)	0.99
EBITDA (1)	104.4	89.2	67.3	20.2	24.8	12.5	19.6	19.1
Cash flow from operations (2)	45.0	77.8	46.7	31.3	(22.1)	1.6	5.5	27.1
Outstanding shares	14.7	14.6	14.6	14.6	14.5	14.5	14.5	14.5

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization and write-down of capital assets, plus interest and other income. We have presented EBITDA as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures.

(2)	Cash provided by operations after changes in non-cash working capital.

Financial Highlights

Sales in the first quarter of 2004 increased by $83.5 million or 91.6% to $174.7 million due to the combined effect of a $81.8 million increase in OSB sales, a $3.1 million increase in plywood sales, a $0.8 million decrease in veneer sales and a $0.8 million decrease in lumber sales. OSB sales amounted to approximately 86% of the company’s total sales in the first quarter of 2004 compared to 75% in the first quarter of 2003.

OSB sales of $150.6 million were $81.8 million or 118.9% higher than OSB sales of $68.8 million in the first quarter of 2003. Compared to the same period of 2003, the company’s average OSB sales price increased by 96.2% while OSB shipments increased by 11.5%. Plywood sales increased by 17.2% from the same period last year to $21.1 million due to a 14.3% increase in shipments. The increase in OSB and Plywood sales was partially offset by a decrease in lumber sales of $0.8 million and a decrease in veneer sales of $0.8 million.

Cost of products sold in the first quarter of 2004 was $70.3 million compared to $62.7 million in 2003 primarily due to the increase in OSB and plywood shipment volumes. The increase in cost of products sold is due to the significant increase in OSB shipment volume.

OSB cost of products sold in the fourth quarter of 2003 was $51.3 million compared to $45.2 million during the same period of 2003. The higher cost of products sold was attributable to a 11.5% increase in OSB shipments and a 4.7% increase in average per unit production cost. Plywood and veneer cost of products sold of $19.0 million was $1.6 million higher than the same quarter last year primarily due to increased shipments of lower cost commodity sheathing. Lumber cost of products sold was $1.0 million lower than the first quarter of 2003 due to the ongoing market-related closure of the Abbotsford operation.

Selling and administration expense was $5.1 million in the first quarter of 2004 compared to $4.1 million in 2003. The increase in these costs is primarily attributable to the overall increase in business activity and refinancing activities.

Amortization of capital assets in the first quarter of 2004 was $8.3 million compared to $8.2 in 2003.

Interest expense at $10.4 million was $3.4 million lower than the $13.8 million interest expense in the first quarter of 2003. This decrease is a result of the company’s reduction in average outstanding indebtedness compared to the first quarter of 2003 and the year-over-year appreciation of the Canadian dollar relative to the US dollar.

Other income of $5.1 million was $4.6 million higher when compared to other income of $0.5 million in the same period of 2003. The significant increase in other income is primarily due to a foreign exchange gain on the company’s US$ working capital arising from the year-over-year appreciation of the US dollar relative to the Canadian dollar.

The foreign exchange loss associated with US-dollar denominated debt amounted to $5.7 million in the quarter compared to a gain of $30.9 million in the same period a year earlier. The loss in 2004 reflects the depreciation of the Canadian dollar relative to the US dollar in the first quarter of 2004 compared to the appreciation of the Canadian dollar relative to the US dollar in the same period in 2003.

During the quarter the company recorded an income tax recovery of $7.3 million compared to an income tax expense of $6.5 million in the first quarter of 2003. The income tax recovery in 2004 is explained by the decrease in overall profitability in the first quarter of 2004 due to the significant costs associated with the company’s refinancing.

Operating Highlights

OSB production volume for the three months ending March 31, 2004 was 346 million square feet (3/8” basis), or 5.8% higher than the first quarter of 2003 due to higher production volume at each of the company’s OSB facilities. High Level’s production volume increased by 27.2% compared to the first quarter of 2003. Meanwhile, the company recognized more modest productivity gains at its Grande Prairie and 100 Mile House facilities achieving 4.4% and 1.0% increases in their respective production volumes.

Plywood production in the first quarter of 2003 was 23.7% higher than the corresponding quarter last year, driven by strong demand for commodity sheathing plywood and new value-added products.

Our only lumber operation, located at Abbotsford, B.C., remained closed throughout the quarter due to market conditions.

Cash Flow and Liquidity

Cash provided by operations, after changes in non-cash working capital, was $45.0 million for the first quarter of 2004 compared to cash used by operations, after changes in non-cash working capital of $22.1 million in the first quarter of 2003. The increase was due to higher operating earnings arising from the record OSB prices realized in the quarter. Non-cash working capital increased by $51.7 million in this period due to a $19.1 million increase in accounts receivable attributable to higher OSB prices, the seasonal build-up of log inventories which increased by $15.9 million, and a $13.4 million decrease in accrued liabilities related to long-term debt. Non-cash working capital increased by $33.6 million in the first quarter of 2003 due mainly to the seasonal build-up of log inventories which increased by $14.8 million and a $15.8 million decrease in accrued liabilities related to long-term debt.

During the quarter the company utilized $176.2 million on financing activities. On March 3, 2004, the Company successfully completed a refinancing of its Senior Secured Notes. The Company issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance the company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing at a total cost of $106.2 million. This refinancing provides the company with much greater flexibility to facilitate further growth and significantly reduces its annual debt service costs.

Capital expenditures in the first quarter of 2004 were $1.8 million compared to $1.9 million in the first quarter of 2003. In 2004, the company has focused the majority of its capital expenditures on small high-return capital projects at each of its mills and modernization of its business systems.

At March 31, 2004 the company had $60.6 million in cash and cash equivalents compared to $194.1 million at December 31, 2003 and $57.0 million at March 31, 2003. The Company expects to fund its ongoing operations and future capital expenditures from cash generated by operations, its existing credit facilities, and the balance of its cash following completion of the acquisition of Voyageur Panel Limited.

Contractual Obligations

The following table summarizes the timing of payments for which we have contractual and legal obligations as of March 31, 2004:

	Payment due by Period
Contractual		Less than			After
Obligation	Total	1 year	2-3 years	4-5 years	5 years
		(in thousands of dollars)
Senior Notes	$466,193	$16,073	$38,272	$43,587	$368,262
Capital Lease Obligations	550	203	347	—	—
Operating Lease Obligations	4,280	2,051	2,011	—	—

Related Party Transactions

During the quarter, the company paid $0.03 million to a company owned by officers of the company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

At March 31, 2004 a total of $0.5 million was due from a company controlled by a director of the company.

Critical Accounting Policies

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.

Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise risk impairment of our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

Loss contingencies. Our estimates of our loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

Valuation of Long-Lived Assets. On a quarterly basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the appropriate valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying values of our capital assets, including construction in progress, at March 31, 2004, and believe that our reported values are reasonable based on the current circumstances.

Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

Voyageur Panel Limited

On April 14, 2004, we entered into an agreement to acquire all of the outstanding shares of Voyageur Panel Limited, a private Canadian company owned by Boise Cascade Corporation (47% owner), Abitibi Consolidated Company of Canada (21% owner), the Northwestern Mutual Life Insurance Company (17% owner) and Allstate Insurance Company (15% owner). Our acquisition of Voyageur, which is expected to close on May 19, 2004, is subject to regulatory approval. In connection with the acquisition, we will be required to pay the sellers a purchase price of approximately US$159 million, plus net working capital (subject to adjustment upon closing). In addition, we may be required to pay up to US$10 million in additional consideration on March 31, 2005 in the event that OSB produced by the Voyageur facility is sold at an average price that exceeds Cdn$275 per msf ( 3/8” basis) between the closing of the acquisition and December 31, 2004.

Outlook

OSB prices peaked at record levels in March and remained strong throughout the quarter. Given the low field inventories of OSB and the prospects for continued economic growth, we expect that OSB demand and pricing will remain strong in the near term. The strength of the OSB market has positioned the company well, enabling it complete the refinancing in March and announce the acquisition of its fourth OSB facility in Barwick, Ontario, in April. We are encouraged by the outlook for the OSB market and are excited about adding further OSB capacity upon completion of our purchase of the Barwick mill.

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of dollars)

	March 31	December 31
	2004	2003
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$60,570	$194,054
Accounts receivable, net of allowance for doubtful accounts of $320 (2003 — $542)	49,320	30,242
Inventories	69,143	53,153
Investment tax credit recoverable	30,060	30,060
Prepaid expenses	2,176	3,433

	211,269	310,942
CAPITAL ASSETS	286,950	293,502
OTHER ASSETS	16,307	23,277

	$514,526	$627,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	16,300	17,985
Accrued liabilities	16,422	29,776
Income taxes payable	603	3,494
Current portion of long term debt (Note 2)	226	250

	33,551	51,505
REFORESTATION OBLIGATION	5,213	4,802
LONG TERM DEBT (Note 2)	281,303	352,227
FUTURE INCOME TAXES	39,824	47,396

	359,891	455,930

SHAREHOLDERS’ EQUITY
Capital stock (Note 3)	55,868	53,110
Contributed surplus	—	118
Retained earnings	98,767	118,563

	154,635	171,791

	$514,526	$627,721

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data) Unaudited

	Three months ended March 31
	2004	2003
SALES	$174,700	$91,165

COSTS AND EXPENSES
Costs of products sold	70,286	62,723
Selling and administration	5,116	4,113
Amortization of capital assets	8,314	8,163

	83,716	74,999

OPERATING EARNINGS	90,984	16,166
FINANCE EXPENSE
Interest charges	(10,388)	(13,782)
Amortization charges	(861)	(1,192)
Loss on repurchase of long term debt	(106,198)	—

	(117,447)	(14,974)
OTHER INCOME	5,058	468
FOREIGN EXCHANGE (LOSS) GAIN; LONG TERM DEBT	(5,682)	30,909

(LOSS) INCOME BEFORE INCOME TAXES	(27,087)	32,569
INCOME AND LARGE CORPORATION TAX EXPENSE (RECOVERY)	(7,291)	6,451

NET (LOSS) INCOME	(19,796)	26,118
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	118,563	(5,087)

RETAINED EARNINGS, END OF PERIOD	$98,767	$21,031

Basic and diluted (loss) earnings per share	$(1.36)	$1.80

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended March 31
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(19,796)	$26,118
Amounts not requiring an outlay of cash
Amortization of capital assets	8,314	8,163
Amortization of financing costs	472	629
Amortization of debt discount	144	209
Amortization of consent and commitment fees	245	441
Foreign exchange loss (gain); long term debt	5,682	(30,909)
Loss on repurchase of long term debt	106,198	—
Non-cash stock-based compensation	2,640	—
(Gain) loss on disposal of capital assets	(11)	7
Change in non-current reforestation obligation	411	704
Future income taxes	(7,572)	6,096
Change in non-cash operating working capital	(51,741)	(33,580)

	44,986	(22,122)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on Issuance of Senior Unsecured Notes	281,148	—
Financing costs	(5,995)	—
Repurchase of Senior Secured Notes	(451,305)	—
Decrease in capital lease obligations	(68)	(11)

	(176,220)	(11)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to capital assets	(1,765)	(1,879)
(Increase) decrease in other assets	(499)	777
Proceeds on disposal of capital assets	14	13

	(2,250)	(1,089)

NET CASH OUTFLOW	(133,484)	(23,222)
CASH, BEGINNING OF PERIOD	194,054	80,195

CASH, END OF PERIOD	$60,570	$56,973

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statement
Three month periods ended March 31, 2004 and 2004
(Unaudited)

1.	BASIS OF PRESENTATION

The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

2.	LONG TERM DEBT

On March 3, 2004, the Company completed a refinancing of its Senior Secured Notes and issued US$210 million 6.75% Senior Unsecured Notes. Together with its existing cash balance, the Company utilized the proceeds from the notes to repurchase US$87.1 million of its 13.875% notes and US$182.2 million of its 12.5% notes realizing a total loss of $106.2 million. The loss is comprised of a $15.5 million write-off of deferred financing costs, an $83.5 million redemption premium, and payment of consent fees of $7.2 million.

The details of the outstanding long term debt at March 31, 2004 is as follows:

U.S.$210,000,000 Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	$275,373
U.S.$2,351,000 Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	3,083
U.S.$2,000,000 Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	2,623
Capital lease obligations	482

281,561
Unamortized deferred debt discount	(32)

281,529
Current portion	(226)

$281,303

On March 15, 2004, the Company established a $50,000,000 revolving credit facility with interest rates of prime plus 0.5% or the bankers’ acceptance rate plus 2.0%. At March 31, 2004 this facility was unutilized.

3.	CAPITAL STOCK

On March 29, 2004, the Company issued 95,116 common shares to the holders of 107,500 Class B common shares issued on June 25, 1999 who became entitled under the Employee Participation Share Plan to receive common shares in exchange for those Class B common shares. As at March 31, 2004, there are no issued and outstanding Class B common shares.

4.	SUBSEQUENT EVENT

On April 14, 2004, the Company announced that it had reached an agreement with the shareholders of Voyageur Panel Limited to buy all of the outstanding shares of Voyageur Panel Limited for a purchase price of US$193,000,000 (subject to adjustment upon closing), plus an additional amount of up to US$10,000,000 based on OSB prices between closing the transaction and December 31, 2004. The transaction is expected to close in the second quarter of 2004.

AINSWORTH LUMBER CO. LTD.
Other Information

	March 31, 2004	March 31, 2003
Selected Balance Sheet Items ($000’s)
Cash	$60,570	$56,973
Total assets	$514,526	$542,845
Total debt	$281,529	$409,668
Shareholders’ equity	$154,635	$74,489

	Three Months ended March 31
Reconciliation of Net Income (loss) to EBITDA ($000's)	2004	2003
Net Income (loss)	$(19,796)	$26,118
Add: Depreciation and amortization	8,314	8,163
Finance expense	117,447	14,974
Write-down of capital assets	—	—
Income and large corporation tax expense (recovery)	(7,291)	6,451
Unrealized foreign exchange (gain) loss	5,682	(30,909)

EBITDA {Note 1}	$104,356	$24,797

Product Sales ($000’s)
OSB	$150,603	$68,811
Plywood	21,058	18,015
Veneer	2,196	2,973
Lumber	—	784
Chips	844	582

	$174,700	$91,165

Geographic Sales Distribution ($000’s)
Canada	$26,185	$19,121
USA	137,865	64,264
Europe	2,262	2,350
Asia	8,388	5,430

	$174,700	$91,165

Product Shipment Volumes
OSB (msf-3/8”)	361,571	324,168
Plywood (msf-3/8”)	34,835	30,483
Veneer (msf-3/8”)	10,701	14,289
Lumber (mfbm)	—	2,053
Chips (BDUs)	9,721	9,242
Production Volumes
OSB (msf-3/8”)	346,271	327,303
Plywood (msf-3/8”)	37,500	30,325
Veneer (msf-3/8” {Note 2}	50,099	50,294
Lumber (mfbm)	—	—
Chips (BDUs)	9,721	9,242

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization, plus interest and other income.

Note 2: includes transfer volumes to Savona (for plywood production)

About Ainsworth

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 1.5 billion square feet — 3/8” of oriented strand board (OSB), 155 million square feet — 3/8” of specialty overlaid plywood, and 65 million board feet of lumber. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, a plywood plant at Savona and finger-joined lumber plant at Abbotsford.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200

Investor Relations Contact:

Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: boba@ainsworth.ca

Or

Bruce Rose
General Manager, Corporate Planning
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: brucer@ainsworth.ca

Or

Robb Pelwecki
Manager, Corporate Reporting
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robbp@ainsworth.ca

Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS

Visit our web-site: www.ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer